SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549

                                  SCHEDULE 13D/A

                   UNDER THE SECURITIES EXCHANGE ACT OF 1934

                               (Amendment No. 2)*

NAME OF ISSUER:  GOLF ROUNDS.COM, INC. (FORMERLY AMERICAN METALS SERVICE, INC.)

TITLE OF CLASS OF SECURITIES:   Common Stock

CUSIP NUMBER:  38168R108   (Formerly Cusip Number: 027487107)

NAME, ADDRESS AND TELEPHONE NUMBER OF PERSON AUTHORIZED TO
RECEIVE NOTICES AND COMMUNICATIONS:

     John W. Galuchie, Jr.,
     Asset Value Holdings, Inc.
     376 Main Street, PO Box 74
     Bedminster, New Jersey  07921                 (908) 234-1881

DATE OF EVENT WHICH REQUIRES FILING:    January 21, 2000


If the filing person has previously filed a statement on Schedule 13G to report the acquisition which is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1 (b)(3) or (4), check the following: ________

     Check the following if a fee is being paid with the statement: ---. (A fee is not required only if the reporting person: (1) has a previous statement on file reporting beneficial ownership of more than five percent of the class of securities described in Item 1; and (2) has filed no amendment subsequent thereto reporting beneficial ownership of five percent or less of such class.) (See Rule 13d-7.)

     Note: Six copies of this statement, including all exhibits, should be filed with the Commission. See Rule 13d-1(a) for other parties to whom copies are to be sent.

*The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and
for  any  subsequent   amendment   containing   information  which  would  alter
disclosures provided in a prior cover page.

The information required on the remainder of this cover shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

                         (Continued on following pages)


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CUSIP NO.:   38168R108


1.       NAME OF REPORTING PERSON:   Asset Value Holdings, Inc.

2.       CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP:
         (a)      (b)   XX

3.       [SEC USE ONLY]

4.       SOURCE OF FUNDS:  WC

5.       CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED
         PURSUANT TO ITEMS 2(d) OR 2(e):   YES          NO   XX

6.       CITIZENSHIP OR PLACE OF ORGANIZATION:   Delaware

7.       SOLE VOTING POWER:   0

8.       SHARED VOTING POWER: 0

9.       SOLE DISPOSITIVE POWER:  200,000

10.      SHARED DISPOSITIVE POWER: 0

11.      AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING
         PERSON:   200,000

12.      CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES
         CERTAIN SHARES:   YES           NO   XX

13.      PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11):   9.53%

14.      TYPE OF REPORTING PERSON:   CO



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Item 1.  SECURITY AND ISSUER.

     This 13D amends the Schedule 13D filed on July 29, 1992 in connection with the ownership by Asset Value Holdings, Inc.("Asset Value") of shares of common stock, par value $.01 per share ("Shares") of Golf Rounds.com, Inc. (formerly American Metals Service, Inc.), a corporation organized under the laws of the State of Delaware ("Golf Rounds"). The capitalized terms used in the Amendment, unless otherwise defined, shall have the same meaning as in the original
Schedule 13D. Subsequent to August 1992, when it assumed majority control of Golf Rounds, Asset Value reported matters related to its ownership of Shares through Golf Rounds' filings with the Securities and Exchange Commission. On January 21, 2000, Asset Value sold Shares to unaffiliated parties and thereafter Asset Value and its affiliates no longer owned a majority of Golf Rounds.

Item 3.  SOURCE AND AMOUNT OF FUNDS OR OTHER CONSIDERATION.

     On January 21, 2000, Asset Value sold 200,000 Shares for $275,000, excluding brokerage commissions.

Item 4. PURPOSE OF TRANSACTION.

     On January 18, 2000, Asset Value and five other stockholders of Golf Rounds entered into a stock purchase agreement ("Stock Purchase Agreement") with The Rachel Beth Heller 1997 Trust dated 7/9/97, The Evan Todd Heller 1997 Trust Dated 6/17/97, Martan & Co., Donehew Fund Limited Partnership, Jonathan & Nancy Glaser Family Trust Dated 12/16/98, W. Robert Ramsdell, and Nagelberg Family Trust Dated 9/24/97 (collectively, the "Purchasers"), to sell in the aggregate 500,000 Shares at a price of $1.375 per Share. Asset Value sold 200,000 Shares pursuant to this Stock Purchase Agreement as more fully described in Item 6. herein.

     Asset Value may determine to buy additional Shares or sell Shares as it deems in its own best interests.


Item 5. INTEREST IN SECURITIES OF THE ISSUER.

     (a) As of the close of business on February 8, 2000, Asset Value owned 200,000 Shares, representing 9.53% of the 2,099,491 Shares reported as outstanding on January 21, 2000 in Golf Rounds' Information Statement pursuant to Section 14(F) of the Securities Exchange Act of 1934 and SEC Rule 14F-1.

     (b) The information presented in Items 7 through 10 of the cover sheet to this Schedule 13D is incorporated herein by reference.

     (c) Exhibit C annexed hereto sets forth all transactions in Shares effected by Asset Value in the sixty days preceding the date of this Statement, the dates of such transactions, and the per Share sales price. The transactions reported herein, were privately negotiated.

Item 6. CONTRACTS, ARRANGEMENTS, UNDERSTANDINGS OR RELATIONSHIPS WITH RESPECT TO THE SECURITIES OF THE ISSUER.

     On January 18, 2000, Asset Value and five other stockholders of Golf Rounds (collectively "Sellers") entered into a Stock Purchase Agreement with the Purchasers pursuant to which the Sellers agreed to sell to the Purchasers an aggregate of 500,000 Shares of Common Stock at a price of $1.375 per Share. In connection with the execution of the Stock Purchase Agreement, Golf Rounds and its directors, Messrs. Paul O. Koether, John W. Galuchie, Jr., and Thomas K. Van Herwarde, entered into a related agreement ("Related Agreement") with the Purchasers pursuant to which, among other things, Messrs. Koether, Galuchie and Van Herwarde agreed to resign as directors and appoint new directors designated by the Purchasers. The Purchasers designated Messrs. Robert H. Donehew, Larry Grossman, and John F. McCarthy, III, for appointment to the board of directors of Golf Rounds, to take office upon the resignation of the current directors. Mr. Koether and certain of the other Sellers, also agreed to give a designee of the Purchasers irrevocable proxies to vote an additional 449,690 Shares that he and certain Sellers own.

     The sale of Shares contemplated by the Stock Purchase Agreement was consummated on January 21, 2000, and on that date, the proxies given by Mr. Koether and certain Sellers to a designee of the Purchasers became effective. The resignations of Messrs. Koether, Galuchie and Van Herwarde, and the appointment of Messrs. Donehew, Grossman and McCarthy became effective on February 3, 2000.

     The Sellers included Asset Value Holdings, Inc. (200,000 Shares), Bradford Trading Company (25,000 Shares), Mr. Koether (10,000 Shares), Shamrock Associates (208,000 Shares), Sun Equities Corporation (7,000 Shares), and Mr. Van Herwarde (50,000 Shares).

     The persons or entities who gave proxies to the designee of the Purchasers included Asset Value (200,000 Shares), Mr. Koether (31,388 Shares), Mr. Koether's Individual Retirement Account (1,666 Shares), Shamrock Associates (209,470 Shares), and Sun Equities Corporation (7,166 Shares). The Purchasers have designated Donehew Fund Limited Partnership as their designee to hold the proxies. The proxies give the holder of the proxies full right of substitution to name any of the other Purchasers to exercise the proxies.

     As a result of the foregoing actions, designees of the Purchasers will constitute the Board of Directors of Golf Rounds and the Purchasers will be able to control the voting of 949,690 Shares or approximately 45% of the 2,099,491 Shares outstanding.


Item 7.  MATERIAL TO BE FILED AS EXHIBITS.

         Exhibit C -  Transactions in Shares effected in the past 60 days.

         Exhibit D -  Stock Purchase Agreement, dated January 18, 2000, incorporated by reference to Exhibit 2.1 of the Golf Rounds' Form 8-K, filed January 19, 2000.

         Exhibit E -  Agreement, dated January 18, 2000, incorporated by reference to Exhibit 2.2 of the Golf Rounds' Form 8-K, filed January 19, 2000.

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                                   SIGNATURE
                                   ---------


     After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Dated: February 10, 2000


                                   ASSET VALUE HOLDINGS, INC.


                                   By: /s/ John W. Galuchie, Jr.
                                      --------------------------------
                                      John W. Galuchie, Jr.
                                      Treasurer



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                                   EXHIBIT C

               TRANSACTIONS IN SHARES EFFECTED IN THE PAST 60 DAYS




                                NUMBER OF                PRICE
  DATE                         SHARES SOLD             PER SHARE*
--------                     ----------------          ----------

01/21/00                          200,000                $1.375**




*Exclusive of brokerage commissions.
**Privately negotiated transaction.